02047617

1-14941

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Contact:
Morris Perlis
Mad Catz Interactive, Inc.
416-368-4449
mperlis@madcatz.com

Peter Casey
Adam Friedman Associates
212-981-2529 x14
peter@adam-friedman.com

FOR IMMEDIATE RELEASE

MAD CATZ INTERACTIVE, INC. REPORTS RECORD FINANCIAL RESULTS FOR SECOND QUARTER

Sales for Quarter Increase 51%; EBITDA Increases to $1.3 Million

Toronto, Ontario – November 6, 2001 – Mad Catz Interactive, Inc., (TSE: MCZ, AMEX: MCZ), a leading manufacturer of video game accessories, today announced financial results for the second quarter and six months ended September 30, 2001.

Financial Highlights
(All amounts are in U.S. dollars)

Second Quarter Results

For the second quarter ended September 30, 2001, net sales from continuing operations increased 51% to $15.6 million, as compared to net sales of $10.4 million for the same period last year. The sales for the second quarter represent a 12% increase over first quarter sales of $14.0 million.

Gross profit from continuing operations for the quarter was $4.1 million, or 25.9% of net sales, as compared to $2.4 million, or 23.2% of net sales, for the same period a year ago.

SG&A from continuing operations for the quarter ended September 30, 2001 was $2.8 million as compared to $2.5 million for the same period last year. SG&A declined 6.5% from the first quarter of this year. Selling expenses as a percentage of net sales improved dramatically, decreasing to 10.1% as compared to 13.6% for the same period last year. Administrative expenses as a percentage of net sales also improved to 7.7% as compared to 10.1% for the same period last year.

Accompanying a solid sales performance, EBITDA from continuing operations increased to $1.3 million for the quarter from a loss of $49,000 for the same period a year ago. Income before taxes and goodwill for the quarter ended September 30, 2001 was $837,000, or $0.01 per share, as compared to a net loss of $357,000 for the same period in fiscal 2001. Net income after taxes and goodwill charges for the quarter was $324,509, or $0.01 per share, as compared to a net loss of $597,602 for the same period last year.

Year-to-Date Results

For the six months ended September 30, 2001, net sales from continuing operations were $29.7 million as compared to $15.7 million for the same period a year ago, an increase of 89.6%.

Year-to-date gross profit was up 92.1% to $7.5 million, or 25.1% of net sales, as compared to $3.9 million, or 24.8% of net sales, for the same period a year ago.

For the six-months ended September 30, 2001 SG&A from continuing operations was $5.8 million as compared to $4.5 million for the same period last year. Selling expenses as a percentage of net sales improved dramatically, decreasing to 11% as compared to 13.8% for the same period year ago. Administrative expenses as a percentage of net sales also decreased to 8.5% as compared to 15.1% for the same period last year.

EBITDA from continuing operations for the six months ended September 30, 2001, was $1.7 million as compared to a loss of $658,000 for the same period last year. Income before taxes and goodwill for the six-months ended September 30, 2001 was $855,000, as compared to a net loss of $1.3 million, for the same period in fiscal 2001. Net income after taxes and goodwill charges for the six-months was $11,000, as compared to a net loss of $1.3 million, in the same period of fiscal 2001.

Management Perspective and Analysis

Commenting on the results, Morris Perlis, President and CEO of Mad Catz Interactive, Inc., said, "We were extremely pleased with the results of the second quarter. Our sales growth continued to surpass the industry growth rate of 25-30%. We continue to focus on reducing expenses allowing us to achieve profitability during our lower revenue quarters.

"It is important to note that while our results for the quarter were solidly in the black, the slowdown in retail sales that resulted from the events of September 11 did have an impact. However, we strongly believe that the growing demand for PS2 and Game Boy Advance accessories, coupled with the upcoming introduction of Microsoft's Xbox and Nintendo's GameCube, should bode well for Mad Catz for the balance of the year," he added.

"If, as we believe, consumer confidence rebounds, we expect that Mad Catz will achieve the $80 million net sales estimates that analysts have projected for fiscal year 2002," he added.

"Short term gross margins will be under some pressure for the balance of the year as a result of several factors. These include increased airfreight expenses connected with the upcoming launches of our full line up of accessories for both the Xbox and GameCube consoles as well as aggressive pricing by some of our competitors on several of the new launch products. For these reasons we believe that our margins will be in the 21-23% range for the balance of the year. We are also experiencing a temporary shortage of chips for our PS2 memory cards licensed by Sony. However, we believe that these are all short-term phenomena which should be resolved in the coming months."

Reflecting on the achievements made by Mad Catz during the quarter, Darren Richardson, President and COO of Mad Catz stated, "We are very pleased with the continuing demand for and availability of PS2 and the robust launch of Game Boy Advance. Our extensive line up of accessories for these consoles continue to drive overall demand and will push Mad Catz' sales forward for the remainder of the year and beyond. The recent addition of our 900 MHz Wireless Dual Force 2 Controller, the industry's most powerful wireless controller to come to market for PlayStation 2, complements our full line of accessories.

"We are excited and well prepared for the upcoming launch of Microsoft's Xbox and Nintendo's GameCube, and we have high expectations for our full line up of accessories for both consoles. The excitement surrounding the launch of these products will have an impact on the entire segment, as they are important milestones. Nevertheless, the core of our business for this year will remain the increasing demand for PlayStation 2 and Game Boy Advance products," he concluded.

Significant Events During Mad Catz's Second Quarter
One of the more significant achievements during the quarter was the announcement that Mad Catz had reached an agreement with its Board Chairman, Pat Brigham, to convert his subordinated debt to equity. As a result, Mr. Brigham, who owned 8.3% of the issued and outstanding shares of the Company prior to this share purchase, now owns 8,267,475 common shares representing 15.7% of the outstanding shares.

On September 5, the Company officially changed its name to Mad Catz Interactive, Inc. Subsequently the ticker symbol changed to MCZ for both the Toronto Stock Exchange and American Stock Exchange listings. Also during the quarter Mad Catz Interactive, Inc., announced the addition of Brendan Ryan, CEO of FCB Worldwide to its Board of Directors, bringing Mr. Ryan's extensive experience in marketing to Mad Catz.

During the quarter, Mad Catz Inc. expanded its San Diego facility with a move to new and larger offices while the Company established its Mad Catz Canada operations.

About Mad Catz Interactive, Inc.
Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions. Risk factors are detailed from time to time in the Company's periodic reports and registration statements are filed with the Securities and Exchange Commission.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: [signature]
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.